Exhibit 99.129

April 13, 2021

Dear Sirs/Mesdames

We consent to the incorporation by reference in this Registration Statement on Form 40-F of Enthusiast Gaming Holdings Inc. (the “Registrant”) of:

1.	the reference to us under the heading “Interest of Experts” appearing in the Preliminary Short Form Prospectus, dated August 12, 2020, included as Exhibit 99.41 to this Registration Statement on Form 40-F, and the incorporation by reference of any of our reports into such Preliminary Short Form Prospectus;
2.	the reference to us under the heading “Interest of Experts” appearing in the Final Short Form Prospectus, dated August 26, 2020, included as Exhibit 99.50 to this Registration Statement on Form 40-F, and the incorporation by reference of any of our reports into such Final Short Form Prospectus;
3.	the reference to us under the heading “Interest of Experts” appearing in the Preliminary Short Form Prospectus, dated January 25, 2021, included as Exhibit 99.101 to this Registration Statement on Form 40-F, and the incorporation by reference of any of our reports into such Preliminary Short Form Prospectus;
4.	the reference to us under the heading “Interest of Experts” appearing in the Final Short Form Prospectus, dated February 5, 2021, included as Exhibit 99.103 to this Registration Statement on Form 40-F, and the incorporation by reference of any of our reports into such Final Short Form Prospectus.

Segal LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario